SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. – Petrobras and Subsidiaries Consolidated Financial Statements March 31, 2011 and 2010 with Review Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

Consolidated FINANCIAL STATEMENTS

Contents

Review Report of Independent Registered Public Accounting Firm	3
Consolidated Balance Sheets	4
Consolidated Statements of Income	6
Consolidated Statements of Cash Flows	8
Consolidated Statements of Changes in Shareholders' Equity	9
Notes to the Consolidated Financial Statements	12

1. Basis of Financial Statements Preparation	12
2. Derivative Instruments, Hedging and Risk Management Activities	13
3. Income Taxes	24
4. Cash and Cash Equivalents	27
5. Marketable Securities	28
6. Inventories	29
7. Recoverable Taxes	30
8. Property, Plant and Equipment, Net	31
9. Financing	31
10. Financial Income (Expenses), Net	37
11. Capital Lease Obligations	38
12. Employees’ Postretirement Benefits and Other Benefits	39
13. Shareholders’ Equity	40
14. Commitments and Contingencies	43
15. Fair Value Measurements	47
16. Segment Information	48
17. Acquisition/Sales of Assets and Interests	57

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - Brazil

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and subsidiaries as of March 31, 2011, and the related condensed consolidated statements of operations, cash flows and changes in shareholders’ equity for the three-month periods ended March 31, 2011 and 2010.  These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with  U.S. generally accepted accounting principles.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

May 24, 2011

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2011 and December 31, 2010

Expressed in Millions of United States Dollars

	March 31, 2011	December 31, 2010
Assets	(unaudited)

Current assets
Cash and cash equivalents (Note 4)	25,998	17,633
Marketable securities (Note 5)	12,288	15,612
Accounts receivable, net	11,026	10,572
Inventories (Note 6)	14,595	11,834
Deferred income taxes (Note 3)	521	534
Recoverable taxes (Note 7)	6,164	5,260
Advances to suppliers	768	786
Other current assets	2,240	1,632

	73,600	63,863

Property, plant and equipment, net (Note 8)	230,370	218,567

Investments in non-consolidated companies and other investments	6,250	6,312

Non-current assets
Accounts receivable, net	3,136	2,905
Advances to suppliers	2,943	3,077
Petroleum and alcohol account – receivable from Federal Government	506	493
Marketable securities (Note 5)	3,128	3,099
Restricted deposits for legal proceedings and guarantees (Note 14 (a))	1,767	1,674
Recoverable taxes (Note 7)	6,211	6,407
Goodwill	194	192
Prepaid expenses	698	516
Other assets	1,748	1,578

	20,331	19,941

Total assets	330,551	308,683

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

March 31, 2011 and December 31, 2010

Expressed in Millions of United States Dollars (except number of shares)

	March 31, 2011	December 31, 2010
Liabilities and shareholders’ equity	(unaudited)

Current liabilities
Trade accounts payable	11,581	10,468
Current debt (Note 9)	9,726	8,960
Current portion of capital lease obligations (Note 11)	98	105
Income taxes payable	818	898
Taxes payable, other than income taxes	5,730	5,135
Payroll and related charges	2,230	2,617
Dividends and interest on capital payable (Note 13)	2,652	2,158
Employees’ postretirement benefits obligation – Pension and Health Care (Note 12 (a))	824	782
Other payables and accruals	2,991	2,429

	36,650	33,552
Long-term liabilities
Long-term debt (Note 9)	68,084	60,471
Capital lease obligations (Note 11)	123	117
Employees’ postretirement benefits obligation – Pension and Health Care (Note 12 (a))	14,335	13,740
Deferred income taxes (Note 3)	14,494	12,704
Provision for abandonment	3,237	3,194
Contingencies (Note 14 (a))	772	760
Other liabilities	404	748

	101,449	91,734
Shareholders’ equity
Shares authorized and issued (Note 13)
Preferred share – 2011 and 2010 – 5,602,042,788 shares	45,840	45,840
Common share – 2011 and 2010 – 7,442,454,142 shares	63,906	63,906
Additional paid in capital	(81)	(86)
Retained earnings
Appropriated	61,723	47,147
Unappropriated	4,104	13,758
Accumulated other comprehensive income
Cumulative translation adjustments	17,855	13,539
Postretirement benefit reserves adjustments net of tax ((US$1,433) and (US$1,401) for March 31, 2011 and December 31, 2010, respectively) - Pension cost and Health Care (Note 12 (a))	(2,779)	(2,719)
Unrealized gains on available-for-sale securities, net of tax	60	124
Unrecognized loss on cash flow hedge, net of tax	(14)	(15)

Petrobras’ Shareholders’ Equity	190,614	181,494

Noncontrolling interest	1,838	1,903

Total shareholders’ equity	192,452	183,397

Total liabilities and shareholders’ equity	330,551	308,683

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

March 31, 2011 and 2010

Expressed in Millions of United States Dollars

(except number of shares and earnings per share)

(Unaudited)

	Three-month periods ended March 31,
	2011	2010

Sales of products and services	41,122	34,620
Less:
Value-added and other taxes on sales and services	(8,509)	(7,061)

Net operating revenues	32,613	27,559

Cost of sales	(19,033)	(15,257)
Depreciation, depletion and amortization	(2,275)	(2,042)
Exploration, including exploratory dry holes	(524)	(539)
Impairment	-	(94)
Selling, general and administrative expenses	(2,322)	(2,052)
Research and development expenses	(296)	(217)
Other operating expenses	(769)	(1,057)

Total costs and expenses	(25,219)	(21,258)

Operating income	7,394	6,301

Equity in results of non-consolidated companies	215	(12)
Financial income (Note 10)	1,045	413
Financial expenses (Note 10)	(388)	(356)
Monetary and exchange variations (Note 10)	575	(335)
Other taxes	(147)	(85)

	1,300	(375)

Income before income taxes	8,694	5,926

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

March 31, 2011 and 2010

Expressed in Millions of United States Dollars

(except number of shares and earnings per share)

(Unaudited)

	Three-month periods ended March 31,
	2011	2010

Income taxes expenses (Note 3)
Current	(730)	(1,776)
Deferred	(1,319)	216

	(2,049)	(1,560)

Net income for the period	6,645	4,366

Less: Net income attributable to the noncontrolling interests	(121)	(49)

Net income attributable to Petrobras	6,524	4,317

Net income applicable to each Petrobras class of shares
Common	3,722	2,496
Preferred	2,802	1,821

	6,524	4,317

Basic and diluted earnings per: (Note 13)
Common and Preferred share	0.50	0.49
Common and Preferred ADS	1.00	0.98

Weighted average number of shares outstanding
Common	7,442,454,142	5,073,347,344
Preferred	5,602,042,788	3,700,729,396

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

March 31, 2011 and 2010

Expressed in Millions of United States Dollars

(Unaudited)

	Three-month periods ended March 31,
	2011	2010
Cash flows from operating activities
Net income for the period	6,645	4,366

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	2,275	2,042
Dry hole costs	325	348
Equity in the results of non-consolidated companies	(215)	12
Exchange variation, monetary and financial charges	196	941
Deferred income taxes	1,319	(217)
Other	557	634

Working capital adjustments Decrease (increase) in assets
Increase in accounts receivable, net	(484)	(1,112)
Increase in inventories	(2,475)	(432)
Increase (decrease) in advances to suppliers	(11)	63

Increase(decrease) in liabilities
Increase (decrease) in suppliers	1,300	(699)
Increase in contingencies	4	558
Decrease in taxes payable, net of recoverable taxes	(118)	(526)
Other	(297)	(505)

Net cash provided by operating activities	9,021	5,473

Cash flows from investing activities
Additions to property, plant and equipment	(9,924)	(9,783)
Marketable securities and other investments activities	2,886	(56)

Net cash used in investing activities	(7,038)	(9,839)

Cash flows from financing activities
Proceeds from issuance and draw-down of short-term and debt	9,148	5,570
Principal payments of short-term and long-term debt	(2,249)	(2,429)
Dividends and interest on shareholders’ equity paid to shareholders and minority interest	(1,035)	(13)

Net cash provided by (used in) financing activities	5,864	3,128

Increase (decrease) in cash and cash equivalents	7,847	(1,238)
Effect of exchange rate changes on cash and cash equivalents	518	(317)
Cash and cash equivalents at the beginning of the period	17,633	16,169
Cash and cash equivalents at the end of the period	25,998	14,614

Supplemental cash flow information:
Cash paid during the period for:
Interest, net of amount capitalized	1,027	75
Income taxes	352	763
Withholding income tax on financial investments	573	414
	1,952	1,252

Non-cash investing and financing transactions during the year
Recognition of asset retirement obligation – ASC Topic 410-20	-	36
Acquisitition of property, plant and equipment on credit	47	27
	47	63

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

March 31, 2011 and 2010

Expressed in Millions of United States Dollars

(Unaudited)

	Three-month periods ended March 31,
	2011	2010
Preferred shares
Balance at January 1,	45,840	15,106

Balance at March 31,	45,840	15,106

Common shares
Balance at January 1,	63,906	21,088

Balance at March 31,	63,906	21,088

Additional paid in capital
Balance at January 1,	(86)	707
Change in the period	5	-

Balance at March 31,	(81)	707

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at January 1,	13,539	6,743
Change in the period	4,316	(2,112)

Balance at March 31,	17,855	4,631

Postretirement benefit reserves adjustments, net of tax - Pension Cost and Health Care
Balance at January 1,	(2,719)	(1,646)
Change in the period	(91)	71
Tax effect on above	31	(24)

Balance at March 31,	(2,779)	(1,599)

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1,	124	24
Unrealized gains /(losses)	(97)	18
Tax effect on above	33	(6)

Balance at March 31,	60	36

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Continued)

March 31, 2011 and 2010

Expressed in Millions of United States Dollars

(Unaudited)

	Three-month periods ended March 31,
	2011	2010

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1,	(14)	(13)
Change in the period	-	(4)

Balance at March 31,	(14)	(17)

Appropriated retained earnings
Capital reserve - fiscal incentive
Balance at January 1,	-	296
Transfer to unappropriated retained earnings	-	(7)

Balance at March 31,	-	289

Legal reserve
Balance at January 1,	6,543	5,419
Transfer from unappropriated retained earnings	1,226	702

Balance at March 31,	7,769	6,121

Undistributed earnings reserve
Balance at January 1,	40,367	30,755
Transfer from unappropriated retained earnings	12,714	9,740

Balance at March 31,	53,081	40,495

Statutory reserve
Balance at January 1,	237	517
Transfer from unappropriated retained earnings	636	210

Balance at March 31,	873	727

Total appropriated retained earnings	61,723	47,632

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Continued)

March 31, 2011 and 2010

Expressed in Millions of United States Dollars

(Unaudited)

	Three-month periods ended March 31,
	2011	2010
Unappropriated retained earnings
Balance at January 1,	13,758	15,062
Net income attributable to Petrobras	6,524	4,317
Dividends and interest on shareholders’ equity	(1,602)	(984)
Appropriation from tax incentive reserves	-	7
Appropriation to reserves	(14,576)	(10,652)
Balance at March 31,	4,104	7,750

Petrobras’ shareholders' equity	190,614	95,334

Noncontrolling interests
Balance at January 1,	1,903	1,362
Net income for the period	121	49
Dividends and interest on shareholders’ equity paid	(67)	-
Transfer to the controlling shareholder	(65)	-
Other changes in the period	(54)	61

Balance at March 31,	1,838	1,472

Total shareholders' equity	192,452	96,806

Comprehensive income is comprised as follows:
Net income for the period	6,645	4,366
Cumulative translation adjustments	4,316	(2,112)
Postretirement benefit reserves adjustments, net of tax - pension and health care cost	(60)	47
Unrealized (loss) gain on available-for-sale securities	(64)	12
Unrecognized loss on cash flow hedge	-	(4)

Comprehensive income	10,837	2,309
Less: Net comprehensive income atributable to noncontrolling interests	(67)	(110)
Comprehensive income attributable to Petrobras	10,770	2,199

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

1.      Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries (together referred as “the Company”) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto.

The balance sheet at December 31, 2010, presented for comparison purpose, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of  March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2011.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto. Management reviews its estimates periodically, including those related to oil and gas reserves, pension and health care liabilities, depreciation, depletion and amortization, abandonment costs, fair value of financial instruments, contingencies and income taxes. While the Company uses its best estimates and judgements, actual results could differ from those estimates as further confirming events occur.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

Events subsequent to March 31, 2011, were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under Section 11 does not extend to the information included herein.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.      Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings.

Petrobras’ risk management is performed by means of its Board of Directors pursuant to a corporate policy risk management. In March 2010, regarding the new corporate governance model developed by the Company, the Financial Commitee, in place of the Risk Management Committee, was organized by the Executive Board. Such a Committee is sponsored by the Financial Board and made up of all executive managers from the Financial area, and executive managers of Business can also be called to discuss about specific subjects. Among the Financial Commitee liabilities, it shall evaluate risk exposures and establish guidelines to measure, supervise and manage the risk concerning the Company's operation. The Board of Directors shall be liable to decide about the issues.

The risk management policy of Petrobras aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the Company may attain its strategic goals.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue derivative financial instruments for trading purposes.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

a)      Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The Company does not use derivative contracts for speculative purposes.

The Company usually does not use derivatives to manage overall commodity price risk exposure, taking into consideration that the Company’s business plan uses conservative price assumptions associated to the fact that, under normal market conditions, price fluctuations of commodities do not represent a substantial risk to achieve strategic objectives.

The decision to enter into hedging or non-hedging derivatives is reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and such decision is approved by the Board of Directors, the derivative transactions should be carried out with the aim of protecting the Company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the Company’s risk exposures.

Outstanding derivative contracts aimed entered into in order to mitigate price risk exposures from specific transactions, in which positive or negative results in the derivative transactions are totally or partially offset by the opposite result in the physical positions. The transactions covered by commodity derivatives are certain cargoes traded from import and export operations and transactions between different geographical markets.

As a result of the Company’s current price risk management, derivatives are contracted for short term operations, to mitigate the price risk of specific forecasted transactions. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

a)     Commodity price risk management (Continued)

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in current period earnings, irrespective of when the physical crude sales occur.

The main parameters used in risk management for variations of Petrobras’ oil and oil products prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), the Intercontinental Exchange, BNP Paribas, Shell (STASCO) , Morgan Stanley and BP North America Chicago.

The commodity derivative contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets, recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of March 31, 2011, the Company had the following outstanding commodity derivative contracts:

Commodity Contracts Maturity in 2011	Notional amount in thousands of bbl* As of March 31, 2011

Futures and Forward contracts	(11,857)
Option contracts	(7,900)

* A negative notional value represents a sale position.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)     Foreign currency risk management

Exchange risk is one of the financial risks that the Company is exposed to originating from changes in the levels or volatility of exchange rate. With respect to the management of these risks, the Company seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the derivative.

Taking advantage of operating in an integrated manner in the energy segment, the Company seeks, primarily, to identify or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variations inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The risk management is based on the Company’s net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain of the Company’s obligations.

BR Distribuidora (wholly owned subsidiary) entered into an over the counter contract, not qualified as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

The volume of hedge executed for the exports occurring between January and March 2011 represented 48.2% of the total exported by BR Distribuidora. The settlements of the operations that matured between January 1 and March 31, 2011 generated a positive result for the Company of US$2.

The over the counter contract is presented at fair value as either assets or liabilities on the Company’s consolidated balance sheets, recognizing gains or losses in earnings, using market to market accounting, in the period of change.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)        Foreign currency risk management (Continued)

As of March 31, 2011, the Company had the following foreign currency derivative contracts, not qualified as hedging accounting:

Notional Amount
Foreign Currency	US$ million

Sell USD / Pay BRL	86

Cash flow hedge

In March 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has qualified its cross currency swap as a cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge is expected to be highly effective in achieving to offset cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments qualified as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is presented in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedged items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective to offset the variation in the cash flows of the bonds issued in Yens.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)     Foreign currency risk management (Continued)

Cash flow hedge (Continued)

As of  March 31, 2011, the Company had the following cross currency swaps:

Cross Currency Swaps
Maturing in 2016%		Notional Amount (Million)

Fixed to fixed
Average Pay Rate (USD)	5.69	US$298
Average Receive Rate (JPY)	2.15	JPY$35,000

c)   Embedded derivatives

Derivatives embedded within other financial instruments or other host contracts are treated as separate derivatives when they have a price based on an underlying that is not clearly and closely related to the asset being sold or purchased. The assessment is made only at the inception of the contracts. Such derivatives are separately from the host contract and recognized at fair value with changes in fair value recognized in earnings.

Sale of ethanol

Petrobras through its subsidiary, Petrobras International Finance (PifCo), entered into a sales contract of 143,000 m³ per year of ethanol, with Toyota Tsusho Corporation, for ten years subject to renegotiation of prices and termination after the first five years. The sales price formula is based on both quotations: ethanol and naphtha.

Naphtha is an extraneous underlying to the cost and fair value of the asset being sold.  The embedded derivative was bifurcated from the host contract and recognized at fair value through earnings.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

c)   Embedded derivatives (Continued)

Sale of ethanol (Continued)

The Company determined the fair value based on the difference between the spreads for naphtha and ethanol. The market quotations used in the measurement were obtained from the CBOT (Chicago Board of Trade) future market. In accordance with ASC 820, fair value was classified at level 3.

	Notional amount in thousand of bbl	Fair Value	Maturity

Forward Contract
Long position	715	US$28	2016

d)      Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not use derivative financial instruments to manage its exposure to fluctuations in interest rates.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

e)   Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the balance sheets for the three-month period ended March 31, 2011, is presented as follows:

	Derivatives
In millions of dollars	Asset		Liability
As of March 31,	2011		2011
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives qualified as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	109		-
Total		109		-

Derivatives not qualified as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	5	Other payables and accruals	-

Commodity contracts	Other current assets	144	Other payables and accruals	(183)

Total		149		(183)
Total Derivatives		258		(183)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

e)      Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the balance sheets for the year ended December 31, 2010 is presented as follows:

In millions of dollars	Asset Derivatives		Liability Derivatives
As of December 31,	2010		2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives qualified as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	115		-
Total		115		-

Derivatives not qualified as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	2	Other payable and accruals	-
Commodity contracts	Other current assets	48	Other payables and accruals	(42)

Total		50		(42)
Total Derivatives		165		(42)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

e)   Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the three-month period ended March 31, 2011, is reflected as follows:

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	March 31, 2011		March 31, 2011	March 31, 2011

Foreign exchange contracts	(10)	Financial Expenses	11	-
	(10)		11	-

The effect of derivative instruments on the statement of financial position for the three-month period ended March 31, 2010, is reflected as follows:.

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	March 31, 2010		March 31, 2010	March 31, 2010

Foreign exchange contracts	(10)	Financial Expenses	5	-
	(10)		5	-

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

2.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

e)   Tabular presentation of the location and amounts of derivative fair values (Continued)

Derivatives Not Qualified as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative

		March 31, 2011

Foreign exchange contracts	Financial income/(expenses) net	6
Commodity contracts	Financial income/(expenses) net	(146)

Total		(140)

Derivatives Not Qualified as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative

		March 31, 2010

Foreign exchange contracts	Financial income/(expenses) net	(1)
Commodity contracts	Financial income/(expenses) net	(39)

Total		(40)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.      Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively, for the three-month periods ended March 31, 2011 and 2010.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income taxes expenses recorded in the consolidated statements of income.

	Three-month periods ended March 31,
	2011	2010

Income before income taxes and noncontrolling interests
Brazil	8,741	6,425
International	(47)	(499)

	8,694	5,926

Tax expense at statutory rates - (34%)	(2,956)	(2,015)

Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(57)	(50)
Tax benefits on interests on shareholders’ equity	545	334
Foreign income subject to different tax rates	398	124
Tax incentive (1)	17	39
Other	4	8

Income taxes expenses per consolidated statement of income	(2,049)	(1,560)

(1)            On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the three-month period ended March 31, 2011, Petrobras recognized a tax benefit in the amount of US$17 (US$39 on March 31, 2010) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities, which have been accounted for under the flow through method.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Income Taxes (Continued)

The following table shows a breakdown between domestic and international income taxes benefits (expenses) attributable to income from continuing operations:

	Three-month periods ended March 31,
	2011	2010

Income taxes expenses per consolidated statement of income:
Brazil
Current	(824)	(1,746)
Deferred	(1,304)	251

	(2,128)	(1,495)

International
Current	94	(30)
Deferred	(15)	(35)

	79	(65)

Income taxes expenses	(2,049)	(1,560)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Income Taxes (Continued)

The major components of the deferred income taxes accounts in the consolidated balance sheets are as follows:

	March 31, 2011	December 31, 2010

Current assets	(521)	540
Valuation allowance	-	(5)
Current liabilities	(9)	(1)

Net current deferred tax assets	(530)	534

Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirement benefit reserves adjustments	1,421	1,458
Tax loss carryforwards	2,488	2,364
Other temporary differences, not significant individually	2,373	801
Valuation allowance	(1,812)	(1,803)

	4,470	2,820

Non-current liabilities
Capitalized exploration and development costs	(12,882)	(11,292)
Property, plant and equipment	(1,361)	(1,597)
Exchange variation	(2,603)	(1,390)
Other temporary differences, not significant individually	(1,774)	(928)

	(18,620)	(15,207)

Net non-current deferred tax liabilities	(14,150)	(12,387)

Non-current deferred tax assets	344	317

Non-current deferred tax liabilities	(14,494)	(12,704)

Net deferred tax liabilities	(14,680)	(11,853)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

3.   Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. These tax returns are open to examination by the respective tax authorities in accordance with each local legislation.

As of and for the three-month period ended March 31, 2011, the Company did not have any material unrecognized tax benefits. Additionally, the Company does not expect that the amount of the unrecognized tax benefits will change significantly within the next twelve months.

4.      Cash and Cash Equivalents

	March 31, 2011	December 31, 2010

Cash	1,993	1,974
Investments – Brazilian Reais (1)	17,145	7,819
Investments - U.S. dollars (2)	6,860	7,840

	25,998	17,633

(1)  Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2) Comprised primarily by Time Deposit and securities with fixed income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

5.      Marketable Securities

	March 31, 2011

		December 31, 2010

Marketable securities classification:

Available-for-sale	3,189

		3,162
Trading	12,068

		15,395
Held-to-maturity	159

		154

	15,416

		18,711
Less: Current portion of marketable securities	(12,288)

		(15,612)
Long-term portion of marketable securities	3,128

		3,099

Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months. As of  March 31, 2011, Petrobras had a balance of US$2,963 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with Codification Topic 320.

On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements into with Petros, Petrobras’ pension plan (see Note 12 (b)). The nominal value of the NTN-Bs is based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupons of 6% p.a., which is paid semi-annually. At March 31, 2011, the balances of the National Treasury Notes - Series B (NTN-B) are measured in accordance to their market value, based on the average prices disclosed by the National Association of Open Market Institutions (ANDIMA).

During the first quarter of  2011, Petrobras invested a portion of the resources raised from the Global Offering primarily in Brazilian Treasury Securities with original maturity of more than three months. These securities were classified as trading, in accordance with Codification Topic 320, due to the purpose of selling them in the near term.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

6.      Inventories

	March 31, 2011	December 31, 2010

Products
Oil products	4,524	3,799
Fuel alcohol	324	286

	4,848	4,085

Raw materials, mainly crude oil	7,607	5,690
Materials and supplies	1,971	2,044
Other	213	69

	14,639	11,888

Current inventories	14,595	11,834

Long-term inventories	44	54

Inventories are stated at the lower of cost or net realizable value. As a result of the decline in the market prices of oil products, the Company recognized a loss of US$42 for the three-month period ended March 31, 2011 (US$68 for the three-month period ended March 31, 2010), which was classified as other operating expenses in the consolidated income statement.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

7.      Recoverable Taxes

Recoverable taxes consisted of the following:

	March 31, 2011	December 31, 2010

Local:
Domestic value-added tax (ICMS) (1)	3,255	3,022
PASEP/COFINS (2)	7,366	6,885
Income tax and social contribution	1,168	1,265
Foreign value-added tax (IVA)	35	42
Other recoverable taxes	551	453

	12,375	11,667

Less: Long-term recoverable taxes	(6,211)	(6,407)

Current recoverable taxes	6,164	5,260

(1)  Domestic value-added sales tax (ICMS) is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset against taxes of the same nature.

(2)  Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The recoverable income tax and social contribution will be offset against future income taxes payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

8.   Property, Plant and Equipment, Net

a)   Accounting treatment of Assignment Agreement (“Cessão Onerosa”)

On September 3, 2010, Petrobras entered into an agreement with the Brazilian federal government (Assignment Agreement), under which the government assigned to the Company the right to conduct research activities and the exploration and production of fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent up to 40 years renewable for more five years upon certain conditions.

The Assignment Agreement provides for a subsequent revision of the volume and the price, based on an independent third party assessment. If the contract parties determine that the value of the rights acquired is higher than the initial purchase price, the Company may either pay the difference to the Brazilian federal government, in which case is expected the recognition of the difference as Property Plant & Equipment (long-term asset), or reduce the total volume acquired under the contract, in which case there would be no impact on the balance sheet. If the contract parties determine that the value of the rights acquired is lower than the initial purchase price, the Brazilian federal government will pay for the difference in cash and/or bonds, dependent of Government Budget conditions and it is expected a reduction of the amount originally recorded as Property Plant & Equipment (long-term asset) by the amount received from the Brazilian federal government.

The Company will record any adjustment to the acquisition cost, when it is probable and determinable it will pay or receive in the future, amounts as a result of the subsequent revision.

9.   Financing

The Company has utilized project financing to continue its development of exploration, production and related projects.

The VIE's associated with the project financing projects are consolidated based on ASC Topic 810-10-25 (“Variable Interest Entities”).

The Company's short-term borrowings are principally sourced from commercial banks and    include import and export financing denominated in United States dollars, as follows:

The weighted average annual interest rates on outstanding short-term borrowings were 1.93% and  2.31% at  March 31, 2011 and December 31, 2010, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

9.   Financing (Continued)

	Current		Non- current
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Foreign
Financial institutions	7,235	6,381	17,883	17,460
Bearer bonds - Notes	467	587	18,326	11,573
Trust Certificates – Senior/Junior	69	71	177	194
Other	1	2	100	307
	7,772	7,041	36,486	29,534

In Brazil
BNDES	987	1,269	19,512	19,384
Debentures	196	189	1,508	1,427
FINAME – Earmarked for construction of Bolívia –Brazil gas pipeline	43	42	339	233
Export credit notes	238	66	6,431	6,295
Bank credit certificate	30	32	2,214	2,164
Other	460	321	1,594	1,434
	1,954	1,919	31,598	30,937

	9,726	8,960	68,084	60,471

Interest on debt	894	869
Current portion of long-term debt	2,653	2,883
Current debt	6,179	5,208

Total debt	9,726	8,960

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

9.    Financing (Continued)

a)   Long-term debt

•         Composition of foreign currency denominated debt by currency

	March 31, 2011	December 31, 2010

Currency
United States dollars	34,727	27,583
Japanese Yen	1,615	1,651
Euro	144	131
Other	-	169

	36,486	29,534

•         Maturities of the principal of long-term debt

The long-term portion at March 31, 2011, becomes due in the following years:

2012	3,556
2013	2,927
2014	3,684
2015	5,692
2016 and thereafter	52,225

68,084

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

9.    Financing (Continued)

a)    Long-term debt (Continued)

The composition of annual interest rates on long-term debt are as follows:

	March 31, 2011	December 31, 2010
Foreign currency
6% or less	27,788	21,900
Over 6% to 8%	7,670	6,285
Over 8% to 10%	635	1,219
Over 10% to 12%	33	33
Over 12%	360	97

	36,486	29,534

Local currency
6% or less	4,352	2,426
Over 6% to 8%	15,544	17,932
Over 8% to 10%	1,417	592
Over 10% to 12%	1,527	9,759
Over 12%	8,758	228

	31,598	30,937

	68,084	60,471

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

9.    Financing (Continued)

a)    Long-term debt (Continued)

Issuance of long-term debt

The main long-term funding carried out in the period from January to March 2011 is shown in the following table:

a.1) Foreign

Company	Date	US$	Maturity	Description

PifCo	Jan/2011	6,000	2016,2021 and 2041	Global Notes in the amounts of US$2,500, US$ 2,500 and US$1,000 at rates of 3.875%; 5.375% and 6.75% p.a., respectively.

PNBV	Mar/2011	650	2015 and 2021	Financing obtained from the Bank Tokyo-Mitsubish - Libor plus 1.25% p.a. and from the Bank Santander S.A., HSBC Bank PLC, HSBC Bank USA, N.A. and Sace S.P.A. - Libor plus 1.10% p.a.

Charter	Jan/2011	750	2018	Financing obtained from the Standard Shatered, Libor plus 1.5% p.a.

		7,400

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

9.   Financing (Continued)

b)   Outstanding lines of credit with official credit agencies

b.1) Foreign

		US$
Company	Agency	Contracted	Used	Balance	Description
Petrobras	China Development Bank	10,000	7,000	3,000	Libor +2.8% p.a.

b.2) In Brazil

		US$
Company	Agency	Contracted	Used	Balance	Description

Transpetro (*)	BNDES	5,529	349	5,180	Program for Modernization and Expansion of the FLEET (PROMEF) - TJLP+2.5% p.a.

Petrobras	Banco do Brasil	307	234	73	Commercial Credit Certificate (FINAME) - 4.5% p.a.

Petrobras	Caixa Econômica Federal	184	-	184	Bank Credit Certificate - Revolving Credit – 110% p.a. of average CDI

(*)  Agreements for conditioned purchase and sale of 41 ships and 20 convoys were entered into with 6 Brazilian shipyards in the amount of US$6,144, where 90% is financed by BNDES.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

10. Financial Income (Expenses), Net

Financial expenses, financial income, monetary and exchange variations, allocated to income for the three-month periods ended March 31, 2011 and 2010 are as follows:

	Three-month periods ended March 31,
	2011	2010
Financial expenses
Loans and financing	(1,136)	(774)
Leasing	-	(4)
Losses on derivative instruments (Note 2)	(141)	(45)
Repurchased securities losses	(6)	(7)
Other	(217)	(229)
	(1,500)	(1,059)

Capitalized interest	1,112	703

	(388)	(356)
Financial income
Investments	522	214
Marketable securities	396	108
Gains on derivative instruments (Note 2)	1	4
Clients	74	29
Other	52	58

	1,045	413

Monetary and exchange variations	575	(335)

	1,232	(278)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

11. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. As of March 31, 2011, assets under capital leases had a net book value of US$2,066.

The following is a schedule by year of the future minimum lease payments as of March 31, 2011:

2011	102
2012	44
2013	19
2014	19
2015	19
2016 and thereafter	66
Estimated future lease payments	269

Less amount representing interest at 6.2% to 12.0% annual	(48)

Present value of minimum lease payments	221

Less current portion of capital lease obligations	(98)

Long-term portion of capital lease obligations	123

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

12. Employees’ Postretirement Benefits and Other Benefits

The Company sponsors a defined contribution benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In the first quarter of 2011, the Company made contributions of US$71 to the defined contribution portion of the variable contribution plan.

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of
	March 31, 2011			December 31, 2010
		Health			Health
	Pension	Care		Pension	Care
	Benefits	Benefits	Total	Benefits	Benefits	Total
Current liabilities
Defined-benefit plan	400	384	784	369	374	743
Variable Contribution plan	40	-	40	39	-	39

Employees’.postretirement projected benefits obligation	440	384	824	408	374	782

Long-term liabilities
Defined-benefit plan	5,876	8,269	14,145	5,719	7,889	13,608
Variable Contribution plan	190	-	190	132	-	132
Employees’ postretirement projected benefits obligation	6,066	8,269	14,335	5,851	7,889	13,740

	6,506	8,653	15,159	6,259	8,263	14,522

Shareholders’ equity - Accumulated other comprehensive income
Defined-benefit plan	3,397	626	4,023	3,322	609	3,931
Variable Contribution plan	189	-	189	189	-	189
Tax effect	(1,219)	(214)	(1,433)	(1,194)	(207)	(1,401)

Net balance recorded in shareholders’ equity	2,367	412	2,779	2,317	402	2,719

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

12. Employees’ Postretirement Benefits and Other Benefits (Continued)

Net periodic benefit cost includes the following components:

	As of March 31,
	2011			2010
	Pension Plans			Pension Plans
	Defined-Benefits	Variable Contribution	Health Care Benefits	Defined-Benefits	Variable Contribution	Health Care Benefits

Service cost-benefits earned during the period	61	47	38	60	21	28
Interest cost on projected benefit obligation	957	13	238	744	8	186
Expected return on plan assets	(846)	(6)	-	(625)	(4)	-
Amortization of net actuarial loss	17	3	8	16	2	-
Recognized loss	(1)	-	-	-	-	-
	188	57	284	195	27	214

Employees’ contributions	(61)	-	-	(55)	(4)	-

Net periodic benefit cost	127	57	284	140	23	214

At March 31, 2011, the balances of the Financial Commitment Agreements, signed in 2008 by the Company and Petros, totaled US$3,053, on which US$72  in interest falls due in 2011.

13. Shareholders’ Equity

a)      Capital

The Company’s subscribed and fully paid-in capital at March 31, 2011 and at December 31, 2010 consisted of 7,442,454,142 common shares and 5,602,042,788 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares or vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The relation between the ADS and shares of each class is of 2 (two) shares for one ADS.

Current Brazilian law requires that the Federal Government retains ownership of 50% plus one share of the Company’s voting shares.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

13. Shareholders’ Equity (Continued)

a)      Capital (Continued)

a.1) Capital increase with reserves in 2011

The Special General Shareholders’ Meeting held jointly with the General Shareholders’ Meeting on April 28, 2011 approved the capital increase for the Company from US$109,746 (R$205,357) to US$109,760 (R$ 205,380), through capitalization of part of the tax incentive profit reserve established in 2010 in the amount of US$14 (R$23), in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Government Minister for National Integration. This capitalization was made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6.404/76.

b)   Dividends and interest on shareholders’ equity related to 2010 results

b.1) Dividends and interest on shareholders' equity – fiscal year 2010

The Annual General Shareholders’ Meeting of April 28, 2011 approved dividends referring to 2010 in the amount of US$6,780, which includes interest on shareholders’ equity in the total amount of US$5,857, as follows:

Portion	Date of board of directors approval	Shareholders’positions	Date payment	Value of the portion – US$ million
1st Portion Interest on shareholders’ equity	05.14.2010	05.21.2010	05.31.2010	982
2nd Portion Interest on shareholders’ equity	07.16.2010	07.30.2010	08.31.2010	966
3rd Portion Interest on shareholders’ equity	10.22.2010	11.01.2010	11.30.2010	1,062
4th Portion Interest on shareholders’ equity	12.10.2010	12.21.2010	12.30.2010	1,539
5th Portion Interest on shareholders’ equity	02.25.2011	03.21.2010	03.31.2011	1,308
Dividends	02.25.2011	04.28.2011	Up to 06.27.2011	923
				6,780

The portions of the interest on shareholders’ equity distributed in advance in 2010 and 2011 were discounted from the proposed dividends for this year and restated by the SELIC rate from the date of their payment up to December 31, 2010. The dividend is being monetarily restated from December 31, 2010 until the date of payment, in accordance with the variation of the SELIC rate.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

13. Shareholders’ Equity (Continued)

b)   Dividends and interest on shareholders’ equity related to 2010 results (Continued)

b.2) Interest on shareholders’ equity – fiscal year 2011

On April 29, 2011, the Board of Directors approved distribution in advance of remuneration to the shareholders in the form of interest on shareholders’ equity in the amount of US$1,645,  to be paid not later than July 30, 2011, based on the shareholding position at May 11, 2011.

This interest on shareholders’ equity should be discounted from the remuneration that is distributed on the closing of fiscal year 2011. The amount will be monetarily restated, according to the variation of the SELIC rate from the date of effective payment until the end of 2011.

The interest on shareholders’ capital is subject to the levy of income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

c)   Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month periods ended March 31,
	2011	2010

Net income for the period attributable to Petrobras	6,524	4,317
Less priority preferred share dividends	(2,490)	(1,133)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(3,308)	(1,553)

Remaining net income to be equally allocated to common and preferred shares	726	1,631

Weighted average number of shares outstanding:
Common	7,442,454,142	5,073,347,344
Preferred	5,602,042,788	3,700,729,396

Basic and diluted earnings per:
Common and preferred share	0.50	0.49
Common and preferred ADS	1.00	0.98

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

14. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising from its normal course of business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, or environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily predictable.

a)   Litigation – Legal proceedings  provisioned

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising from its normal course of business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals to provide sufficiently for losses that are considered probable and reasonably estimable.

At March 31, 2011 and December 31, 2010, the respective amounts accrued by type of claims are as follows:

	March 31, 2011	December 31, 2010

Labor claims	112	119
Tax claims	379	361
Civil claims	245	214
Commercials claims and other contingencies	36	66

Total long-term contingencies	772	760

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

14. Commitments and Contingencies (Continued)

a)   Litigation - Legal proceedings  provisioned (Continued)

As of March 31, 2011 and December 31, 2010, in accordance with Brazilian law, the Company had US$1,767 and US$1,674 respectively, into federal deposit accounts to provide for certain claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

b)      Proceedings classified as possible losses

The relevant changes in contingent liabilities related to principal proceedings, disclosed in the Company’s consolidated financial statements as of December 31, 2010, are described below:

b.1) Processes included in the period

•         Special participation in the Albacora, Carapeba, Cherne, Espadarte, Marimbá, Marlim, Marlim Sul, Namorado, Pampo and Roncador Fields- Campos Basin

This special participation was established by Brazilian Petroleum Law 9478/97 and is paid as a form of compensation for oil production activities and is levied on high volume production fields.  The method used by Petrobras to calculate the special participation due for the abovementioned fields is based on a legally legitimate interpretation of Ordinance 10 of January 14, 1999, approved by the National Petroleum Agency (ANP).

On February 7, 2011, Petrobras received notice from ANP, which instituted an administrative process and established payment of new sums of money considered to be owed for the period between the first quarter of 2005 and the first quarter of 2010, referring to amounts that had been underpaid by the concessionaire, totaling US$224 (principal, without fine and interest).

On February 22, 2011, Petrobras filed for a hearing for dismissal of the aforementioned official notification. If ANP’s administrative decision is maintained, Petrobras shall evaluate the possibility of a court suit to suspend and annul the collection of the differences of the special participation.

If the ANP’s administrative decision is maintained, Petrobras would consider legal action to suspend and cancel the charge of the differences of the special participation.

The maximum updated exposure for Petrobras as at March 31, 2011 is US$346.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

14. Commitments and Contingencies (Continued)

b)   Proceedings classified as possible losses (Continued)

b.2) Processes disclosed previously and updated to  march 31, 2011

•         Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with the exclusion of the LNG transfer operations in the ambit of the centralizing establishment from the ICMS taxation. Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which denied approval for the appeal. The Company is evaluating the possibility of taking legal action.  The maximum exposure for the Company, including monetary restatement, as March 31, 2011 is US$1,381.

•         Plaintiff: National Agency for Petroleum, Natural Gas and Biofuel – ANP

Fine for non-compliance with minimum exploration programs – “Rodada Zero”. The execution of the fines is suspended through an injunction, pursuant to records of the suit lodged by Petrobras. Through a civil suit, the Company is claiming recognition of its credit resulting from article 22, paragraph 2 of the Petroleum Law, requesting the offsetting of the eventual debt that Petrobras may have with ANP. Both the legal processes, which are being handled jointly, are in the evidentiary stage.

The maximum exposure including monetary restatement for Petrobras as of March 31, 2011 is US$354.

•         Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of March 31, 2011 is US$98 related to AMAR and US$3,715 to The Federal and State of Paraná Prosecutors.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

14. Commitments and Contingencies (Continued)

b)   Proceedings classified as possible losses (Continued)

b.3) Processes for small amounts

The Company is involved in a number of legal and administrative proceedings with expectations of possible losses, whose total as at March 31, 2011 is broken down as follows: US$67 for civil actions, US$559 for labor actions, US$604 for tax actions and US$110 for environmental actions.

c)   Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on its operations or cash flows.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

15. Fair value Measurements

The Company’s debt including project financing obligations, resulting from Codification Topic 810 consolidation amounted to US$68,084 at March 31, 2011, and had an estimated fair value of US$70,517.

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis, at March 31, 2011, was:

	As of March 31, 2011

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	15,257	-	-	15,257
Foreign exchange derivatives (Note 2)	-	114	-	114
Commodity derivatives (Note 2)	107	9	28	144

Total assets	15,364	123	28	15,515

Liabilities
Commodity derivatives (Note 2)	(177)	(6)	-	(183)

Total liabilities	(177)	(6)	-	(183)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

16. Segment Information

The following presents the Company’s assets by segment:

		As of March 31, 2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel (1)	International(see separate disclosure)	Distribution	Corporate (1)	Eliminations	Total

Current assets	5,303	21,707	2,493	131	3,453	4,077	43,838	(7,402)	73,600

Cash and cash equivalents	-	-	-	-	-	-	25,998	-	25,998
Other current assets	5,303	21,707	2,493	131	3,453	4,077	17,840	(7,402)	47,602

Investments in non-consolidated
companies and other investments	-	3,153	790	861	1,040	279	127	-	6,250

Property, plant and equipment, net	136,594	50,772	25,463	334	9,487	2,870	4,850	-	230,370

Non-current assets	3,486	3,428	1,551	6	2,389	655	8,913	(97)	20,331

Total assets	145,383	79,060	30,297	1,332	16,369	7,881	57,728	(7,499)	330,551

(1)  As of 2011 Biofuel’s assets are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 information was reclassified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

16. Segment Information (Continued)

		As of March 31, 2011
		International
	Exploration	Refining,
	and	Transportation	Gas &
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Current assets	1,220	1,920	260	482	68	(497)	3,453

Investments in non-consolidated		34	126	15	45	117	1,040
companies and other investments	703

Property, plant and equipment, net	8,272	823	256	455	212	(531)	9,487

Non-current assets	2,529	329	111	63	1,367	(2,010)	2,389

Total assets	12,724	3,106	753	1,015	1,692	(2,921)	16,369

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

16. Segment Information (Continued)

	As of December 31, 2010
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel (1)	International (see separate Disclosure)	Distribution	Corporate (1)	Eliminations	Total

Current assets	3,473	16,305	2,904	121	3,279	4,196	38,895	(5,310)	63,863

Cash and cash equivalents	-	-	-	-	-	-	17,633	-	17,633
Other current assets	3,473	16,305	2,904	121	3,279	4,196	21,262	(5,310)	46,230

Investments in non-consolidated companies and other investments	296	3,056	813	688	1,078	257	124	-	6,312

Property, plant and equipment, net	129,913	46,844	24,725	356	9,519	2,730	4,480	-	218,567

Non-current assets	3,511	3,282	1,465	10	2,294	346	9,033	-	19,941

Total assets	137,193	69,487	29,907	1,175	16,170	7,529	52,532	(5,310)	308,683

(1)  As of 2011 Biofuel’s assets are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 information was reclassified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

16. Segment Information (Continued)

	As of December 31, 2010
	International
	Exploration	Refining
	and	Transportation	Gas
	Production	& Marketing	& Power	Distribution	Corporate	Eliminations	Total

Current assets	1,132	1,778	250	443	68	(392)	3,279

Investments in non-consolidated companies and other investments	713	31	152	41	141	-	1,078

Property, plant and equipment, net	8,067	1,036	256	425	136	(401)	9,519

Non-current assets	2,336	292	105	65	1,309	(1,813)	2,294

Total assets	12,248	3,137	763	974	1,654	(2,606)	16,170

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

16. Segment Information (Continued)

Revenues and net income by segment are as follows:

		Three-month period ended March 31, 2011

	Exploration and

		Refining, Transportation	Gas &		International (see separate

	Production	& Marketing	Power	Biofuel (1)	disclosure)	Distribution	Corporate (1)	Eliminations	Total

Net operating revenues derived from third parties	23	17,732	1,876	13	3,137	9,832	-	-	32,613
Inter-segment net operating revenues	16,802	8,744	295	79	1,033	183	-	(27,136)	-

Net operating revenues	16,825	26,476	2,171	92	4,170	10,015	-	(27,136)	32,613

Cost of sales	(6,313)	(25,604)	(1,249)	(100)	(2,958)	(9,137)	-	26,328	(19,033)

Depreciation, depletion and amortization	(1,438)	(252)	(207)	(7)	(210)	(54)	(107)	-	(2,275)
Exploration, including exploratory dry holes	(470)	-	-	-	(54)	-	-	-	(524)
Impairment	-	-	-	-	-	-	-	-	-
Selling, general and administrative expenses	(109)	(728)	(206)	(20)	(220)	(511)	(561)	33	(2,322)
Research and development expenses	(168)	(51)	(9)	-	-	(1)	(67)	-	(296)
Other operating expenses	(68)	(80)	(25)	(6)	(180)	26	(450)	14	(769)

Costs and expenses	(8,566)	(26,715)	(1,696)	(133)	(3,622)	(9,677)	(1,185)	26,375	(25,219)

Operating income (loss)	8,259	(239)	475	(41)	548	338	(1,185)	(761)	7,394

Equity in results of non-consolidated companies	-	143	46	18	6	2	-	-	215
Financial income (expenses), net	-	-	-	-	-	-	1,232	-	1,232
Other taxes	(12)	(15)	(15)	-	(34)	(7)	(64)	-	(147)

Income (loss) before income taxes	8,247	(111)	506	(23)	520	333	(17)	(761)	8,694

Income tax benefits (expense)	(2,804)	86	(156)	14	(5)	(113)	670	259	(2,049)
									-
Net income (loss) for the period	5,443	(25)	350	(9)	515	220	653	(502)	6,645
									-
Less: Net income (loss) attributable to the noncontrolling interests	(4)	4	5	-	3	-	(129)	-	(121)

Net income (loss) attributable to Petrobras	5,439	(21)	355	(9)	518	220	524	(502)	6,524

(1)  As of 2011 Biofuel’s results are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 information was reclassified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

16. Segment Information (Continued)

		Three-month period ended March 31, 2011

		International

	Exploration

		Refining

Gas

	and

		Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Net operating revenues derived from third parties	201	1,596	125	1,209	-	6	3,137
Inter-segment net operating revenues	1,059	618	11	9	-	(664)	1,033

Net operating revenues	1,260	2,214	136	1,218	-	(658)	4,170

Cost of sales	(294)	(2,055)	(97)	(1,170)	-	658	(2,958)

Depreciation, depletion and amortization	(178)	(17)	(5)	(6)	(4)	-	(210)
Exploration, including exploratory dry holes	(54)	-	-	-	-	-	(54)
Impairment	-	-	-	-	-	-	-
Selling, general and administrative expenses	(45)	(39)	(2)	(64)	(74)	4	(220)
Research and development expenses	-	-	-	-	-	-	-
Other operating expenses	(183)	9	5	3	(12)	(2)	(180)

Costs and expenses	(754)	(2,102)	(99)	(1,237)	(90)	660	(3,622)

Operating income (loss)	506	112	37	(19)	(90)	2	548

Equity in results of non-consolidated companies	(3)	4	8	3	(6)	-	6
Other taxes	(20)	(1)	-	(5)	(8)	-	(34)

Income (loss) before income taxes	483	115	45	(21)	(104)	2	520

Income tax benefits (expense)	(32)	6	18	(5)	8	-	(5)

Net income (loss) for the period	451	121	63	(26)	(96)	2	515

Less: Net income (loss) attributable to the noncontrolling interests	-	-	(37)	-	40	-	3

Net income (loss) attributable to Petrobras	451	121	26	(26)	(56)	2	518

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

16. Segment Information (Continued)

		Three-month period ended March 31, 2010

	Exploration and

		Refining, Transportation	Gas &		International (see separate

	Production	& Marketing	Power	Biofuel (1)	disclosure)	Distribution	Corporate (1)	Eliminations	Total

Net operating revenues derived from third parties	62	15,163	1,474	1	2,548	8,311	-	-	27,559
Inter-segment net operating revenues	12,913	7,602	168	58	499	176	-	(21,416)	-

Net operating revenues	12,975	22,765	1,642	59	3,047	8,487	-	(21,416)	27,559

Cost of sales	(5,129)	(20,200)	(840)	(58)	(2,174)	(7,745)	-	20,889	(15,257)

Depreciation, depletion and amortization	(1,234)	(339)	(108)	(6)	(203)	(50)	(103)	1	(2,042)
Exploration, including exploratory dry holes	(464)	-	-	-	(75)	-	-	-	(539)
Impairment	-	-	(44)	-	(50)	-	-	-	(94)
Selling, general and administrative expenses	(86)	(679)	(217)	(8)	(191)	(406)	(504)	39	(2,052)
Research and development expenses	(111)	(34)	(9)	-	(1)	(1)	(61)	-	(217)
Other operating expenses	(458)	7	(53)	(4)	29	30	(603)	(5)	(1,057)

Costs and expenses	(7,482)	(21,245)	(1,271)	(76)	(2,665)	(8,172)	(1,271)	20,924	(21,258)

Operating income (loss)	5,493	1,520	371	(17)	382	315	(1,271)	(492)	6,301

Equity in results of non-consolidated companies	5	(60)	37	-	6	-	-	-	(12)
Financial income (expenses), net	-	-	-	-	-	-	(278)	-	(278)
Other taxes	(10)	(14)	(5)	-	(21)	(5)	(30)	-	(85)

Income (loss) before income taxes	5,488	1,446	403	(17)	367	310	(1,579)	(492)	5,926

Income tax benefits (expense)	(1,865)	(512)	(124)	6	(65)	(105)	939	166	(1,560)

Net income for the period	3,623	934	279	(11)	302	205	(640)	(326)	4,366

Less: Net income attributable to the noncontrolling interests	11	(18)	8	-	(17)	-	(33)	-	(49)

Net income (loss) attributable for Petrobras	3,634	916	287	(11)	285	205	(673)	(326)	4,317

(1)  As of 2011 Biofuel’s results are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 information was reclassified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise indicated)

(unaudited)

16. Segment Information (Continued)

		Three-month period ended March 31, 2010

		International

	Exploration

		Refining

	and

		Transportation	Gas &
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Net operating revenues derived from third parties	167	1,370	118	887	-	6	2,548
Inter-segment net operating revenues	659	349	10	10	-	(529)	499

Net operating revenues	826	1,719	128	897	-	(523)	3,047

Cost of sales	(176)	(1,614)	(101)	(798)	-	515	(2,174)
Depreciation, depletion and amortization	(164)	(21)	(5)	(7)	(6)	-	(203)
Exploration, including exploratory dry holes	(75)	-	-	-	-	-	(75)
Impairment	-	(50)	-	-	-	-	(50)
Selling, general and administrative expenses	(37)	(34)	(1)	(56)	(63)	-	(191)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	4	(15)	5	3	32	-	29

Costs and expenses	(448)	(1,734)	(102)	(858)	(38)	515	(2,665)

Operating income (loss)	378	(15)	26	39	(38)	(8)	382

Equity in results of non-consolidated companies	(1)	5	(36)	4	34	-	6
Other taxes	(11)	(1)	-	(1)	(8)	-	(21)

Income (loss) before income taxes	366	(11)	(10)	42	(12)	(8)	367

Income tax benefits (expense)	(89)	(1)	(1)	(3)	29	-	(65)

Net income for the period	277	(12)	(11)	39	17	(8)	302

Less: Net income attributable to the noncontrolling interests	-	-	(1)	-	(16)	-	(17)

Net income (loss) attributable for Petrobras	277	(12)	(12)	39	1	(8)	285

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise y indicated)

(unaudited)

16. Segment Information (Continued)

Capital expenditures incurred by segment for the three-month periods ended March 31, 2011 and 2010 are as follows:

	Three-month periods ended March 31,
	2011	2010

Exploration and Production	4,421	4,584
Refining, Transportation & Marketing	3,724	2,951
Gas & Power	572	1,241
International
Exploration and Production	451	706
Refining, Transportation & Marketing	142	17
Distribution	6	7
Gas & Power	18	1
Others	3	-
Distribution	144	66
Biofuels	131	5
Corporate	312	205

	9,924	9,783

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise y indicated)

(unaudited)

17.       Acquisition/Sales of Assets and Interests

17.a) Acquisition of noncontrolling interest

  Innova S.A.

As of March 31, 2011, Petrobras now holds 100% of the capital of Innova, a petrochemical company located in the industrial park of Triunfo in the State of Rio Grande do Sul previously indirectly controlled by Petrobras Argentina (Pesa). The amount of the transaction is US$332, with the payment of US$228 in April 2011 and US$104 due on October 30, 2013, restated by 12 month LIBOR as from the date of signing of the share purchase agreement (SPA).

17.b) Sale of assets and other information

•         BRF Biorefino de Lubrificantes S.A.

On March 21, 2011, Petrobras Distribuidora S.A. established BRF Biorefino de Lubrificantes S.A, the shareholding interest of which is 49%. BRF operates with the building and operation of the used or contaminated lubricant oil refining plant in the State of Rio de Janeiro, in the operation and trading of used or contaminated lubricant oil collection services and in the purchase and sale of refined basic oil.

•         Logum Logística S.A.

On March 1, 2011 the corporate name of PMCC Soluções Logística de Etanol S.A. was changed to Logum Logística S.A., in accordance with the shareholders’ agreement signed on this date. The closely held joint-stock company with authorized capital is composed of registered common shares with no par value, distributed as follows: Petrobras - 20%; Copersucar S.A. - 20%; Cosan S.A. Indústria e Comércio - 20%; Odebrecht Transport Participações S.A. - 20%; Camargo Correa Óleo e Gás S.A. - 10% and Uniduto Logística S.A. - 10%.

Logum Logística S.A. will be responsible for the construction and implementation of a comprehensive multimodal logistics system for ethanol transport and storage, and the development and operation of the system (logistics, loading, unloading, handling and stocking, operation of ports and waterway terminals), which will involve polyducts, waterways, highways and coastal shipping.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise y indicated)

(unaudited)

17.  Acquisition/Sales of Assets and Interests (Continued)

17.b) Sale of assets and other information (Continued)

•         Sale of the San Lorenzo Refinery and part of the distribution network in Argentina

On May 4, 2010, the Company approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of refining and distribution assets in Argentina. The deal comprises a refinery located in San Lorenzo in the province of Santa Fé, a fluvial unit and a fuel trading network connected to this refinery, consisting of approximately 360 sales points and associated wholesaler clients.

The transaction was carried out on May 2, 2011 for a total amount of US$102, which includes the previously mentioned assets, as well as the stocks of oil and oil products.  The transaction is subject to the approval of the Comisión Nacional de Defensa de La Competência (CNDC).

At March 31, 2011 the assets are recorded under other current assets.

•         Operations no Ecuador

In 2006, the Ecuadorian government began a series of tax and regulatory reforms with respect to hydrocarbon activities, which significantly affected the agreements for participation in exploration blocks. As from November 24, 2010, all the exploration agreements in force until then had to migrate to service agreements.

Petrobras Argentina S.A. (PESA), through Sociedade Ecuador TLC S.A., held a 30% interest in the exploration agreements for block 18 and the unified Palo Azul field, located in the Oriente basin of Ecuador.

PESA decided not to accept the final proposal to migrate its agreements to the new contractual model, thus it is the responsibility of the Ecuadorian Government to indemnify the investments made in those exploration blocks.

After the deadline for negotiation of the winding up of the contract had expired, the Ecuadorian government reported that it would use criteria different from those previously agreed upon.  The Company disagrees with this procedure and, although it is not renouncing its rights, it recognized a loss in an amount equivalent to US$53, due to the uncertainties involving the process.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except as otherwise y indicated)

(unaudited)

17. Acquisition/Sales of Assets and Interests (Continued)

17.b)  Sale of assets and other information (Continued)

•         Specific purpose entities

During 2011 Petrobras exercised options to acquire all the shares from non-controlling owners of Companhia Mexilhão do Brasil – CMB, a Variable Interest Entity, which was previously consolidated. In accordance with ASC 810, this acquisition was accounted for in equity attributable to Petrobras, in the amount of US$69.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.